PROSPECTUS Dated June 16, 1999
PROSPECTUS SUPPLEMENT                                      Amendment No. 1
                                                    Pricing Supplement No. 3 to
Dated September 2, 1999                    Registration Statement No. 333-79493

                                                                August 17, 2000

                                                            Rule 424(b)(2)

                         LOGO OF WELLS FARGO & COMPANY
                             Wells Fargo & Company
                          MEDIUM-TERM NOTES, SERIES A
                          Senior Floating Rate Notes

                               ---------------
                 EXtendible Liquidity Securities SM (EXLs SM)

   The senior floating rate notes (EXtendible Liquidity Securities) described in this pricing supplement, which we refer to as the EXLs, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the EXLs is extended in accordance with the procedures described below. In no event will the maturity of the EXLs be extended beyond the final maturity date.

   During the notice period for each election date, you may elect to extend the maturity of all or any portion of the principal amount of your EXLs so that the maturity of your EXLs will be extended to the date occurring 366 calendar days from and including the 14th day of the next succeeding month. However, if that 366th calendar day is not a Business Day, the maturity of your EXLs will be extended to the immediately preceding Business Day. The election dates will be the fourteenth calendar day of each month from September 2000 to August 2004 inclusive, whether or not any such day is a Business Day.

   You may elect to extend the maturity of all of your EXLs or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth Business Day prior to the election date and end on the election date; provided, however, that if the election date is not a Business Day, the notice period will be extended to the next day that is a Business Day. Your notice of election must be delivered to the Paying Agent for the EXLs, through the normal clearing system channels described in more detail below, no later than the last Business Day in the notice period. Upon delivery to the Paying Agent of a notice of election to extend the maturity of the EXLs or any portion thereof, that election will be irrevocable.

   If you do not make an election to extend the maturity of all or any portion of the principal amount of your EXLs during the notice period for any election date, the principal amount of the EXLs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your EXLs have previously been extended. The principal amount of the EXLs for which such election is not exercised will be represented by a note whose issuance date is such election date. The note so issued will have the same terms as the EXLs, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the EXLs will be irrevocable and will be binding upon any subsequent holder of such EXLs.
                                                       (continued on next page)

   Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.

                          MORGAN STANLEY DEAN WITTER

   The EXLs will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Base Rate, based on the Index Maturity, plus the applicable Spread for the applicable Interest Reset Date. We describe how floating rates are determined and calculated in the section called "Description of Notes -- Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described herein.

   The EXLs will be issued in registered global form and will remain on deposit with The Depository Trust Company, as depositary for the EXLs. Therefore, you must exercise the option to extend the maturity of your EXLs through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your EXLs, so that it can deliver notice of your election to the Paying Agent prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the EXLs to notify the depositary of your election to extend the maturity of your EXLs in accordance with the then applicable operating procedures of the depositary.

   The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the EXLs to ascertain the deadline for ensuring that timely notice will be delivered to the depositary. If you hold your interest in the EXLs through Euroclear or Clearstream, additional time may be needed to give your notice.

   The distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the offering of the EXLs in certain jurisdictions may be restricted by law. Persons into whose possession this pricing supplement and accompanying prospectus supplement and prospectus come should inform themselves about and observe any such restrictions. This pricing supplement and accompanying prospectus supplement and prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

   We will not pay any additional amounts on the EXLs to compensate any beneficial owner for any United States tax withheld from payments of principal or interest on the EXLs.

   The EXLs will initially be limited to $1,500,000,000 in aggregate principal amount. We may create and issue additional floating rate renewable notes with the same terms as the EXLs so that the additional floating rate renewable notes will be combined with this initial issuance of EXLs.

   "EXtendible Liquidity Securities" and "EXLs" are the service marks of Morgan Stanley Dean Witter & Co.

Principal Amount:      $1,500,000,000         Base Rate:             LIBOR
Initial Maturity       September 14, 2001,    Index Maturity:        One month
 Date:                 or if such day is not
                       a Business Day, the
                       immediately preceding
                       Business Day

Final Maturity Date:   September 14, 2005,
                       or if such day is not
                       a Business Day, the
                       immediately preceding
                       Business Day
Spread:                The table below        Interest Payment       The fourteenth day of
                       indicates the          Dates:                 each month,
                       applicable spread for                         commencing September
                       the Interest Reset                            14, 2000. The final
                       Dates occurring                               Interest Payment Date
                       during each of the                            for the EXLs, or any
                       indicated periods.                            portion of the EXLs
                                                                     maturing prior to the
                                                                     Final Maturity Date,
                                                                     will be the maturity
                                                                     date and interest for
                                                                     the final interest
                                                                     payment period will
                                                                     accrue from and
                                                                     including the
                                                                     Interest Payment Date
                                                                     in the month
                                                                     immediately preceding
                                                                     such maturity date to
                                                                     but excluding the
                                                                     maturity date.
For Interest Reset     Spread
Dates occurring:
From the original      Minus 0.03%
issue date to but
excluding September
14, 2001
From and including     Plus 0.0%
September 14, 2001 to
but excluding
September 14, 2002
From and including     Plus 0.04%             Interest               Two London Banking
September 14, 2002 to                         Determination Dates:   Days prior to
but excluding                                                        Interest Reset Dates.
September 14, 2003
From and including     Plus 0.07%             Election Dates:        The fourteenth day of
September 14, 2003 to                                                each month from
but excluding                                                        September 2000 to
September 14, 2004                                                   August 2004,
                                                                     inclusive, whether or
                                                                     not such day is a
                                                                     Business Day.
From and including     Plus 0.07%             Redemption Dates:      N/A
September 14, 2004 to
but excluding
September 14, 2005
                                              Redemption             N/A
                                              Percentage:
                                              Optional Repayment     N/A
                                              Dates:
                                              Sinking Fund:          N/A
Spread Multiplier:     N/A                    Specified Currency:    U.S. Dollars
Maximum Interest       N/A                    Issue Price:           100%
 Rate:
Minimum Interest       N/A                    Original Issue Date:   August 24, 2000
 Rate:

Initial Interest       One month LIBOR,       Book Entry Note or     Book Entry Note
 Rate:                 minus 0.03%; to be     Certificated Note:
                       determined two London
                       Banking Days prior to  Reporting Pqge:        Telerate Page 3750
                       the Original Issue
                       Date.
Initial Interest       September 14, 2000     Calculation Agent:     Wells Fargo Bank
 Reset Date:                                                         Minnesota, N.A.
                                              Paying Agent:          Wells Fargo Bank
                                                                     Minnesota, N.A.
Interest Reset Dates:  The fourteenth day of  Agent:                 Morgan Stanley & Co.
                       each month commencing                         Incorporated
                       September 14, 2000
Interest Accrual       August 24, 2000
 Date:
Interest Reset         The first Interest     Denominations:         $1,000 and integral
 Periods:              Reset Period will be                          multiples thereof
                       the period from and
                       including September    CUSIP No:              949746CB5
                       14, 2000 to but
                       excluding the          Common Code:           011684947
                       immediately
                       succeeding Interest    ISIN:                  US 949746CB51
                       Reset Date.
                       Thereafter, the        Delivery and           We will deposit the
                       Interest Reset         Clearance:             EXLs with The
                       Periods will be the                           Depository Trust
                       periods from and                              Company in New York.
                       including an Interest                         You may hold an
                       Reset Date to but                             interest in the EXLs
                       excluding the                                 through The
                       immediately                                   Depository Trust
                       succeeding Interest                           Company, Euroclear or
                       Reset Date; provided                          Clearstream, directly
                       that the final                                as a participant of
                       Interest Reset Period                         any such system or
                       for the EXLs, or any                          indirectly through
                       portion of the EXLs                           organizations which
                       maturing prior to the                         are participants in
                       Final Maturity Date,                          such systems. See
                       will be the period                            "Description of Notes
                       from and including                            -- Book Entry System"
                       the Interest Reset                            in the accompanying
                       Date in the month                             prospectus supplement
                       immediately preceding                         and "Additional
                       the maturity of the                           Information Regarding
                       EXLs, or any portion                          Clearing Systems"
                       of the EXLs, to the                           below.
                       relevant maturity
                       date.

Additional Information Regarding Clearing Systems:

   The EXLs will be issued as fully-registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as "DTC," and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as participants in DTC. Investors may elect to hold their interest in the global notes through DTC in the United States or, in Europe, through Clearstream Banking S.A., or "Clearstream," or through Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System, or "Euroclear." Investors may hold their interest in the EXLs directly if they are participants in such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold these interests in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and The Chase Manhattan Bank, N.A. will act as depositary for Euroclear. We will refer to Citibank and The Chase Manhattan Bank in these capacities as the "U.S. Depositaries." See "Description of Notes -- Book Entry System" in the accompanying prospectus supplement for information regarding DTC.


 Clearstream

   Clearstream Banking S.A., formerly Cedelbank, has advised us that it is incorporated under the laws of Luxembourg as a bank. Clearstream holds securities for its participating organizations, or "Clearstream participants," and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interacts with domestic securities markets in over 30 countries through established depository and custodial relationships. As a bank, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are financial institutions recognized around the world and include underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the agent. Clearstream's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

   Payments with respect to EXLs held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, when received by the U.S. Depositary for Clearstream.

 Euroclear

   Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous delivery of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interacts with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of

Morgan Guaranty Trust Company of New York, referred to as the "Euroclear Operator," under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear Clearance Systems. Euroclear Clearance Systems establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries, and may include the agent. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

   The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

   Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we will refer to in this pricing supplement as the "Terms and Conditions." The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding interests in securities through Euroclear participants.

   Distributions with respect to EXLs held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, when received by the U.S. Depositary for Euroclear.

   Euroclear has further advised us that investors that acquire, hold and transfer interests in the EXLs by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global notes.

   The Euroclear Operator has advised us that under Belgian law, investors which are credited with securities on the records of the Euroclear Operator have a co-proprietary right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all participants credited with such interests in securities on the Euroclear Operator's records, all participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would then have the right under Belgian law only to the return of their pro rata share of the amount of interests in securities actually on deposit.

   Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with such interest in securities on its records.

 Global Clearance and Settlement

   Initial settlement for the EXLs will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled in immediately available funds using the procedures applicable to conventional eurobonds.

   Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving EXLs through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

   Because of time-zone differences, credits of EXLs received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such EXLs settled during such processing will be reported to the relevant Euroclear participants or Clearstream participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of EXLs by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

   Although DTC, Euroclear and Clearstream have agreed to the procedures described above in order to facilitate transfers of EXLs among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the Paying Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

Plan of Distribution:

   On August 17, 2000, we agreed to sell to Morgan Stanley & Co. Incorporated, and it agreed to purchase, $1,500,000,000 of EXLs at a net price of 99.75%, which we refer to as the "purchase price." The purchase price equals the stated issue price of 100% less an underwriting commission of 0.25% of the principal amount of these EXLs.

   We expect that delivery of the EXLs will be made against payment therefor on or about the closing date specified in this pricing supplement, which will be on the fifth business day following the date the EXLs are priced. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise.

Accordingly, purchasers who wish to trade EXLs on the date of pricing or on any of the next four succeeding business days will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

   The agent has agreed that it will not offer or sell any of the EXLs in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by the agent or for or on our behalf unless such consent, approval or permission has been previously obtained. Subject to our obligations to cooperate in obtaining any necessary consents and approvals, we shall have no responsibility for, and the agent will obtain, any consent, approval or permission required by the agent for the subscription, offer, sale or delivery by the agent of the EXLs, or the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which the agent is subject or in or from which the agent makes any subscription, offer, sale or delivery.

   Purchasers of the EXLs may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth herein.

United States Federal Taxation:

   The following discussions are based on the opinion of Faegre & Benson LLP, our special tax counsel.

   An election to extend the maturity of all or any portion of the principal amount of the EXLs in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the EXLs should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations").

   Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the EXLs described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the EXLs is a taxable event for U.S. federal income tax purposes, then you would be required to recognize gain upon the exercise of such election. Also, if the IRS were successful in asserting that the EXLs were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue as OID income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the EXLs would generally be treated as ordinary income. However, because the EXLs bear a variable interest rate that is reset every month, Wells Fargo & Company expects that (i) the accrual of income at the comparable yield will not significantly alter the timing of income inclusion; and (ii) any gain recognized with respect to the notes will not be significant. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of investing in the EXLs.

   Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the EXLs contained in the section called "United States Federal Taxation" in the accompanying prospectus supplement.